Exhibit 99(i)

EDITED VERSION OF REMARKS DELIVERED BY FREDERICK H.

WADDELL, PRESIDENT AND CHIEF EXECUTIVE OFFICER, AT THE

ANNUAL MEETING OF STOCKHOLDERS

OF NORTHERN TRUST CORPORATION

HELD APRIL 21, 2009

Thank you for participating in Northern Trust Corporation’s 2009 annual meeting. While the votes are being counted, I’d like to give you a brief report on Northern Trust’s strategic and financial performance in 2008 and in the first quarter of 2009.

Let me begin by reviewing with you our long-standing, client-centric and highly focused business strategy.

We are a very focused organization. Northern Trust is a global leader in providing asset servicing, asset management, and banking services through two highly targeted distribution channels: Personal Financial Services or PFS for our private clients and Corporate & Institutional Services or C&IS for our institutional clients. Our two client-focused businesses are supported by common technology, common operations and common investment management platforms, a business model that distinguishes Northern Trust from our competitors. This structure allows us to more efficiently and effectively serve our clients’ needs.

Looking at our focus from another vantage point, there are a wide array of businesses and product lines where we do not operate. We have resisted the temptation over the years to change either our business mix or our risk profile in order to capitalize on short-term trends in the market. Many of the sectors in the financial services industry currently under pressure, such as investment banking and sub-prime mortgage origination and securitization, are businesses we have chosen not to compete in.

Let me briefly review with you the businesses of Northern Trust.

Personal Financial Services is the 120 year heritage of Northern Trust. From our footprint of over 80 financial centers in 18 states, we are in close proximity to over 50% of U.S. millionaire households. And it is from this office network that we deliver a comprehensive array of integrated solutions to assist our clients across their financial life cycle.

Corporate & Institutional Services serves our institutional clients on a global basis and is positioned in three dynamic regions - North America; Europe Middle East & Africa; and the Asia-Pacific region. Our clients are served by local offices across each region, ensuring that we offer expertise that is ‘close’ to them physically, but underpinned with a ‘global’ perspective and infrastructure. We serve clients in over 40 countries from 17 locations – including our newest offices in Australia and Abu Dhabi – and we have settlement capabilities for our clients in over 90 markets worldwide.

Northern Trust Global Investments is our asset management business. We are a significant manager in both the personal and institutional markets. We currently manage $522 billion on behalf of our clients. Our asset management business is well diversified across asset classes, client segments and investment styles, reflecting the investment needs of our clients.

2008 was a remarkable year for the global economy, the securities markets, the banking industry and our company. I want to offer some perspectives on the environment in which we and other financial services institutions have been operating.

In 2008, the world witnessed a monumental shift within the global financial services industry. The credit crisis, which first manifested itself in the sub-prime sector beginning in August of 2007, precipitated significant change in the banking industry. Two fundamental industry dynamics occurred during the year. First, weaker institutions were acquired and/or forced to merge with stronger institutions as bank balance sheets were subjected to massive write-downs of assets. Second, the investment banking model underwent a significant change to a commercial banking model based on lower leverage and more transparency.

Underpinning the shifts in the financial services landscape was the heightened involvement of various government agencies and regulators. Here in the United States, the Department of the Treasury, the Federal Reserve and the Federal Deposit Insurance Corporation took unprecedented actions in an attempt to enhance liquidity and promote stability and confidence in the financial system. The breadth and depth of the various governmental programs, which are expected to total $3 trillion, was remarkable, but understandable given the extraordinary events which occurred.

Given this volatile environment and the economic recession which began in late 2007, global equity markets were very weak last year. The Standard & Poor’s 500 index declined 38.5% in 2008, in line with the performance of numerous market indices around the world. A sampling of the indices of other developed countries indicates declines ranging from 31% in the United Kingdom to a decline of 48% in Hong Kong. Likewise, a sampling of emerging market indices ranged from a decline of 41% in South Korea to over 65% in China. For nearly all financial firms, including Northern Trust, these dramatic global market declines have had, and will continue to have, a profound impact on our business.

In the face of extremely challenging conditions, I am pleased to report that Northern Trust posted a very solid performance in fiscal year 2008. Total revenue growth was strong, increasing 21% on a reported basis and 16% on an operating basis. Our ability to attain solid revenue growth in a challenging year was due, in part, to a “flight to safety and quality,” especially in the second half of the year. Expenses were well controlled and resulted in net income for the year of $795 million, a 9% increase over 2007. On an operating basis, that is excluding a number of VISA-related items, net income was $641 million, a 22% decline from the previous year, but the third best operating performance in the company’s history.

Turning to the first quarter of 2009, we continued to see strong growth in our client franchise, notwithstanding the ongoing, difficult market and credit environment. Earlier this morning, we reported first quarter 2009 net income of $162 million. Current quarter results were adversely impacted by dramatically lower equity markets, with the S&P 500 and International EAFE indices down 40% and 49%, respectively. These declines impacted our Trust, Investment and Other Servicing Fees, as well as the value of our client assets. Given the negative market environment, our efforts around expense control at all levels of the organization became even more critical. With a 3% year-over-year decline in expenses, we have been successful in managing our resources in this difficult environment. Despite these challenges, we are very pleased with the significant new business we continue to generate, which confirms the fundamental strength of our focused business strategy. Today, we have more clients than we did last month, last quarter and last year. The value proposition Northern Trust provides to our clients is still very attractive in this market.

The level of assets that we custody and manage on behalf of our clients is an important metric for Northern Trust. Because of market pressure on valuations, all three of our major client asset categories, assets under custody, global custody assets and assets under management posted declines in 2008 and in the first quarter. However, client asset levels did not decline to the same degree as overall markets. Whether considered on a quarterly, annual, or 5-year basis, our asset accumulation rates continue to outperform the markets by a considerable margin. As I said, this is a testament to our continued success at winning new clients while we also expand our existing relationships, even in the face of a very challenging environment.

Our balance sheet and capital strength continue to be key points of distinction for Northern Trust. Let me begin with our loan portfolio. In contrast to many of our banking peers and in light of the current economy, the quality of Northern Trust’s loan portfolio continues to exhibit strength. While we are not immune from general economic conditions, Northern Trust continues to outperform our banking industry peer group in each of three key loan quality metrics (nonperforming assets to loans, net charge-offs to average loans and loan loss reserves as a percentage of nonperforming assets) – and by a significant margin. Our long-standing, conservative, relationship-based lending practices continue to serve us, our clients and our shareholders well during this economic downturn.

Another key aspect of our balance sheet and capital strength is our securities portfolio. Three-quarters of our portfolio is invested in high quality, government agency securities and the rest of the portfolio is also quite strong. Although no firm can escape the pressures of the current environment, we have remained committed to the disciplined and conservative way in which we have managed this portfolio.

Finally, Northern Trust continues to maintain outstanding capital levels, with capital ratios that are well above the regulatory designation of “well capitalized.” We have steadily built our equity capital, posting a strong compound annual growth rate of 13% since 2000. It is this capital strength and, in particular, our strong level of tangible common equity that has allowed us to support our clients throughout this difficult period.

Let me wrap up with a few comments on the performance of our stock price in 2008 and thus far in 2009. 2008 was an extremely tough year for bank stocks. Compared to the banking industry however, Northern Trust performed relatively well, having declined 32% versus a decline of 48% for our peer group and 39% for the S&P 500. From another vantage point, let’s consider the stock price performance of the top 20 U.S. banks since June 30, 2007 – just before the market and economic environment began to show the first stresses associated with the sub-prime mortgage meltdown – through March 31, 2009. While all the stocks are down, note that Northern Trust has been the best performing bank stock over this period, declining only 7%, compared to an average drop of 69% for the rest of our bank peers and a decline of 47% for the S&P 500.

Another way to look at the strong performance of Northern Trust over this period is to consider market capitalization over the same period. Our total market capitalization has held up better than a number of large financial institutions. Northern Trust has retained 95% of our market value since June 30, 2007, while other firms have lost from 35% to 95% of their value. The market has clearly noted our differentiated business model and strategy.

Let me conclude with two thoughts. First, we continue to have an experienced and extremely dedicated management team, as well as a talented hard working group of employees around the world that works daily to meet the needs of each other, our clients, shareholders and the communities we serve. I am very proud of our people and the leadership they have provided the company throughout this economic and market crisis. There is also one additional individual I’d like to acknowledge, and that is Bill Osborn. As you may know, Bill retired as an active employee on November 11, 2008. We are very fortunate to have his continued leadership as Chairman of our Board in this environment. Bill, on behalf of over 12,000 Northern Trust employees around the world, thank you for nearly 39 years of service to Northern Trust.

And finally, when I think about our company, I think of the long standing principles that have served us well. Our company was built over 120 years to withstand the difficult economic conditions we are now experiencing. By basing our success on providing the highest levels of service and expertise, coupled with the utmost in integrity, we will continue to prosper in the years ahead for our clients, our employees and you, our shareholders.

Thank you again for joining us at Northern Trust’s 2009 annual meeting.

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Mr. Waddell’s above remarks may be deemed to include forward-looking statements such as statements that relate to Northern Trust’s financial goals, dividend policy, expansion and business development plans, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust’s business and results. These statements speak of Northern Trust’s plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2008 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in Mr. Waddell’s above remarks after April 21, 2009.